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                         UNITED STATES                     OMB APPROVAL
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549
                                                    ----------------------------
                                                    OMB Number:  3235-0145
                                                    Expires:  December 31, 1997
                                                    Estimated average burden
                                                    hours per response....14.90
                                                    ----------------------------


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                           (Amendment No. __________)*

                          New Horizon Kids Quest, Inc.
                                (Name of Issuer)
                                  Common Stock
                         (Title of Class of Securities)
                                   645511 10 6
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






SEC 1745 (2-95)                Page 1 of 5 pages



CUSIP No. 645511 10 6                 13G                      Page 2 of 5 Pages


-------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Jay L. Bennett
-------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |_|
                                                                       (b) |_|
-------------------------------------------------------------------------------
 3         SEC USE ONLY


-------------------------------------------------------------------------------
 4         CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
-------------------------------------------------------------------------------
                                 5       SOLE VOTING POWER

                                         327,428
              NUMBER OF
               SHARES          ------------------------------------------------
            BENEFICIALLY         6       SHARED VOTING POWER
              OWNED BY
                EACH                     0
              REPORTING        ------------------------------------------------
               PERSON            7       SOLE DISPOSITIVE POWER
                WITH
                                         327,428
                               ------------------------------------------------
                                 8       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           330,428
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           X
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.9%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 5 pages


Item 1.

         (a)      Name of Issuer:

                  New Horizon Kids Quest, Inc.

         (b)      Address of Issuer's Principal Executive Office:

                  13705 First Avenue North
                  Plymouth, MN 55441

Item 2.

         (a)      Name of Person Filing:

                  Jay L. Bennett

         (b)      Address of Principal Business Office:

                  701 Fourth Avenue South, Suite 700
                  Minneapolis, MN 55415

         (c)      Citizenship:

                  U.S.A.

         (d)      Title of Class of Securities:

                  Common Stock, $.01 par value

         (e)      CUSIP Number:

                  645511 10 6

Item 3.           Not Applicable.

Item 4.           Ownership

         (a)      Amount beneficially owned as of December 31, 1996:

                  330,428

                  The number of shares beneficially owned includes (i) 322,428 held directly, (ii) 5,000 which Mr. Bennett has the right to acquire pursuant to the exercise of an option under the New Horizon Kids Quest, Inc. 1995 Directors' Stock Option Plan, and (iii) an aggregate of 3,000 shares owned by Mr. Bennett's children which Mr. Bennett disclaims beneficial ownership of. The number beneficially owned does not include and Mr. Bennett disclaims beneficial ownership of an option to acquire 100,000 shares held by New Horizon Enterprises, Inc., of which Mr. Bennett is a director and shareholder.

         (b)      Percent of Class:

                  9.9%

         (c)      Number of Shares as to Which Such Person Has:

                  (i)        sole power to vote or direct the vote:

                             327,428

                  (ii)       shared power to vote or direct the vote:

                             0

                  (iii) sole power to dispose or direct the disposition of:

                             327,428

                  (iv) shared power to dispose or to direct the disposition of:

                             0

Item 5.           Not Applicable.

Item 6.           Not Applicable.

Item 7.           Not Applicable.

Item 8.           Not Applicable.

Item 9.           Not Applicable.

Item 10.          Not Applicable.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 7, 1997



                                         By: /s/ Jay L. Bennett
                                             ----------------------------------
                                             Jay L. Bennett